August 22, 2007

Mail Stop 4561

Mr. David K. Spohr
Principal Financial/Accounting Officer
Kenmar Global Trust
900 King Street, Suite 100
Rye Brook, NY 10573

Re: Kenmar Global Trust
        Form 10-K for the year ended December 31, 2006
        Filed March 30, 2007
        File No. 333-08869

Dear Mr. Spohr:

        We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

                                Sincerely,

                                Linda van Doorn
                                Senior Assistant Chief Accountant